Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

May 1, 2013

Via EDGAR

Alexandra M. Ledbetter

Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SYNNEX Corporation Schedule TO-I
Filed April 16, 2013 File No. 005-80473

Dear Ms. Ledbetter:

On behalf of SYNNEX Corporation (the “Issuer”), we hereby transmit for filing under the Securities Exchange Act of 1934 (the “Exchange Act”) an amendment to the above-referenced Schedule TO-I (the “Schedule TO”).

This letter is in response to your letter to the Issuer dated April 24, 2013 on behalf of the Securities and Exchange Commission (the “Commission”) with respect to the Schedule TO. For your convenience, each of the Issuer’s responses is preceded by the text of the comments contained in your letter. Capitalized terms not defined in this letter have the meanings given to them in the Company Notice filed as an exhibit to the Schedule TO.

1.	We note that the issuer considers Item 13 of Schedule TO to be inapplicable. The subject class of notes could be considered a class of equity for which a reporting obligation might exist under Exchange Act Section 15(d). See Rule 3a11-1. Please advise us of the basis for the issuer’s apparent belief that Rule 13e-3 is inapplicable to the put option tender offer. To the extent that the issuer is subject to reporting obligations under Section 15(d) but seeks to rely upon the exemption in Rule 13e-3(g)(4), please provide us with a brief legal analysis in support of the availability of such exemption given that the note holders are being asked to make an investment decision.

May 1, 2013

Response: Rule 13e-3 was deemed inapplicable to the transaction contemplated by the Schedule TO (the “Offer”) because the Offer will not produce the effects described in Rule 13e-3(a)(3)(ii).

Rule 13e-3(a)(3)(ii)(A) relates to a transaction that would cause any class of equity securities of the issuer that is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration because there are no longer 300 or more holders of record of that class of securities.

Section 15(d) requires an issuer to file periodic reports with the Commission if the issuer has filed a registration statement with respect to an issue of securities that has become effective under the Securities Act of 1933 (the “Securities Act”), and the filing obligation prescribed by Section 15(d) is automatically suspended if that class of securities is held of record by less than 300 persons. The Notes were issued in a private placement and have never been registered under the Securities Act. In addition, the Issuer has been advised by the Trustee that there is one record holder of the Notes, and has been advised by the record holder that the record holder holds on behalf of fewer than 25 note holders. Based upon this information, it is not possible for consummation of the Offer to cause the Notes to be held by less than 300 record holders.

Rule 13e-3(a)(3)(ii)(B) relates to a transaction that would cause any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. The Notes are not listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of any registered national securities association. Accordingly, the consummation of the Offer will not result in the effects described in Rule 13e-3(a)(3)(ii)(B). Further, the Offer will not have any effect on the listing of the Issuer’s common stock on the New York Stock Exchange or the Issuer’s status as a reporting company under Section 12(g) or 15(d) of the Exchange Act.

2.	We note the disclosure that the issuer will redeem all of the outstanding notes on May 20, 2013, which is four business days after the put option tender offer’s expiration date. Please advise us, with a view toward revised disclosure, what consideration has been given to the application of Rule 13e-4(f)(6) to the contemplated redemption.

Response: For the reasons described below, we respectfully submit that the redemption does not involve any of the abuses intended to be addressed by Rule 13e-4(f)(6) and should be permitted to proceed in the manner contemplated by the Schedule TO. While no-action relief previously granted by the Commission is not dispositive, we note that the

May 1, 2013

Commission has previously granted such relief from application of the tender offer rules, and Rule 13e-4(f)(6) in particular, under similar facts and circumstances. See, e.g., the following no-action letters: Boston Properties Limited Partnership (December 29, 2011); CenterPoint Energy, Inc. (December 21, 2006).

In addressing the restrictions imposed by Rule 13e-4(f)(6) (and, in particular, the restrictions applicable for the ten business days after termination of an issuer tender offer), the Adopting Release for Rule 13e-4 noted that the “provision is essentially an antimanipulation restriction” and that “[a] tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition . . . is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer.”1 According to the Proposing Release relating to Rule 13e-4, the “Commission believes that a period of ten business days after a tender offer is sufficient to permit the impact of the offer on the market to subside before subsequent purchases are made.”2 Similarly, the Adopting Release for Rule 13e-4 noted that “[t]he Commission continues to believe that this short ‘cooling-off’ period constitutes a reasonable means to ensure that the market impact of the tender offer on the issuer’s securities is dissipated by market activity unaffected by additional purchases by the issuer.”

We believe the Issuer’s offer to repurchase the Notes, as required by the Indenture, will not have a significant effect on the trading price of the Notes, and therefore no “cooling off” period is necessary between the expiration of the repurchase offer and the redemption. Specifically:

•

The repurchase and the redemption of the Notes are both being effected pursuant to the Indenture governing the Notes, which fully determines the Repurchase Price and the Redemption Price. The Repurchase Price and the Redemption Price are both equal to the aggregate principal amount of the Notes, plus any accrued and unpaid interest.

•

The trading price of the Notes is based on various factors, including the conversion price of the Notes in relation to the trading price of the Issuer’s common stock and general market conditions. Neither the repurchase nor the redemption will affect the conversion price of the Notes, which is determined pursuant to the Indenture.

[1]	Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979).
[2]	Exchange Act Release No. 14234 (Dec. 8, 1977).

May 1, 2013

Further, since the terms of the repurchase and redemption are provided in the Indenture, neither the repurchase nor the redemption is expected to have an impact on the trading price of the Issuer’s common stock or any other factor that could have a foreseeable impact on the trading price of the Notes.

•

Based on the current price of the Issuer’s common stock and the current conversion price of the Notes, the Issuer expects that on May 17, 2013, the last day on which holders may convert their Notes, the conversion value of the Notes will exceed the Repurchase Price and the Redemption Price; therefore, the Issuer does not believe that the repurchase or the redemption of the Notes will be viewed by holders of the Notes as economically advantageous.

•

The redemption of the Notes will not have the effect of artificially supporting the market for the Notes in the manner contemplated by the Adopting Release for Rule 13e-4. As noted above, the Repurchase Price and the Redemption Price are substantially equivalent and specified by the Indenture. Accordingly, neither the repurchase nor the redemption will have the effect of pegging or manipulating the trading price of the Notes such that there is a need for a cooling-off period between the repurchase offer and the redemption.

Finally, we note that, except for the redemption of the Notes within ten business days after expiration of the repurchase offer, the transactions will be made and completed in compliance with Rule 13e-4 and Regulation 14E.

3.	We note the disclosure on page 9 that “all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Issuer Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.” Similar disclosure appears on page 10, concerning the right of withdrawal. Please revise this disclosure to indicate that tendering security holders may challenge the issuer’s determinations in a court of competent jurisdiction.

Response: The Issuer has revised the Schedule TO as requested.

4.	The safe harbor provisions in the Private Securities Litigation Reform Act of 1995 are, by their terms, not available for statements made in connection with a tender offer. See to Securities Act Section 27A(b)(2)(C) and Exchange Act Section 21E(b)(2)(C). Please refrain from making further references to the Act or its safe harbor provisions in any future press releases or other communications relating to this offer.

May 1, 2013

Response: The Issuer acknowledges the comment and will not include references to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995 in future press releases or communications with respect to the tender offer.

Attached to this letter as Annex A is a letter from the Issuer acknowledging its responsibilities as requested in your letter.

Should you require additional information, please call me at (650) 233-4670 or Stanton Wong at (415) 983-1790.

Very truly yours,

/s/ Gabriella A. Lombardi

Gabriella A. Lombardi

cc:	Mr. Marshall Witt
Simon Y. Leung, Esq.
Stanton D. Wong

ANNEX A

SYNNEX Corporation

44201 Nobel Drive

Fremont, CA 94538

May 1, 2013

Via EDGAR

Alexandra M. Ledbetter

Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SYNNEX Corporation
Schedule TO-I
Filed April 16, 2013
File No. 005-80473

Dear Ms. Ledbetter:

On behalf of SYNNEX Corporation (the “Company”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Simon Y. Leung

Simon Y. Leung

Senior Vice President, General Counsel and Secretary

SYNNEX Corporation